金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED

5 December 2006

GOLD PEAK

Securities & Exchange Commission
Division of Corporate Finance
Office of International [redacted]
Room 3045, S[redacted]
Judiciary Plaza
450 Fifth Street
Washington, D.
U.S.A.

06019031

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – 2006/07 Interim results of GP Industries Limited (for the six months ended 30 September 2006)	9 November 2006
Overseas regulatory announcement – Dividend and closure of books of GP Industries Limited	14 November 2006
Announcement – 2006/07 Interim results of the Company (for the six months ended 30 September 2006)	21 November 2006
Interim report of the Company	December 2006

Thank you for your attention.

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

12/13

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

Exemption#82-3604

The Standard November 10, 2006

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

ANNOUNCEMENT OF 2006/2007 INTERIM RESULTS OF GP INDUSTRIES LIMITED (FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the six months ended September 30, 2006. GP Industries' turnover increased by 1% to S$205.1 million and its net profits increased by 160% to S$23.6 million for the six months ended September 30, 2006.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the six months ended September 30, 2006. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

	2006/07		2005/06 (Restated)	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	205,112	1,001,911	203,221	947,010
Cost of sales	(160,698)	(784,962)	(163,296)	(760,959)
Gross profit	44,414	216,949	39,925	186,051
Other operating income	11,458	55,969	10,957	51,059
Distribution costs	(18,848)	(92,067)	(17,965)	(83,717)
Administrative expenses	(26,411)	(129,010)	(25,173)	(117,306)
Exchange gain	577	2,819	1,792	8,351
Other operating expenses	(594)	(2,902)	(1,166)	(5,434)
Profit from operations	10,596	51,758	8,370	39,004
Finance costs	(7,608)	(37,162)	(5,362)	(24,987)
Share of results of associates	16,201	79,137	13,330	62,118
Exceptional items	10,467	51,128	-	-
Profit before taxation	29,656	144,861	16,338	76,135
Taxation	(5,671)	(27,701)	(4,772)	(22,237)
Profit after tax from continuing operations	23,985	117,160	11,566	53,898

improved. GP Industries Group's 45.13% owned cable associate LTK continued its outstanding performance in H1 with more than 45% growth in revenue and more than 90% growth in profit contribution. Total PBIT excluding exceptional items from the wire harness and cable business improved by more than 60%. In September 2006, GP Industries Group transferred its subsidiary, GP Auto Cable (Huizhou) Limited, to an associated company, Furukawa GP Auto Parts (HK) Limited ("FGP"), and reduced GP Industries Group's interest in FGP from 50% to 20%. An exceptional gain of approximately S$7.1 million was recorded from this transaction.

The acoustics business reported good revenue growth. Sales increased by 26% for H1 over the corresponding period last year. This sales increase was mainly contributed by the introduction of new products that were well received in the market. During H1, sales to Europe increased by 37% while sales to the US increased by 48%. The acoustics business returned to profit during H1 this year compared to a loss before interest and taxation in H1 last year.

Sales from CIHL's light fittings business contributed a turnover of S$4.6 million in H1 this year, compared to S$4.3 million for the corresponding period last year. CIHL's contribution to operating profit before exceptional items also increased due mainly to higher interest income and lower expenses. During Q2 this year, CIHL reported an exceptional loss of approximately S$1.9 million from its investment in TCL Corporation ("TCL"). Pursuant to a share reform plan adopted by TCL, CIHL's investment in TCL changed from 47,758,056 non-freely tradable shares to 40,300,086 freely tradable shares. These 40,300,086 freely tradable TCL shares can be freely traded at the Shenzhen Stock Exchange in China one year after completion of TCL's share reform plan. As a result, an exceptional loss was recognised.

During Q2 this year, GP Industries acquired additional shares in CIHL from the open market and all the remaining shares in CIHL upon completion of CIHL's privatisation. An exceptional gain of

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discontinued operations	-	-	(3,120)	(14,540)
Profit for the period	23,985	117,160	8,446	39,358
Attributable to:				
Equity holders of GP Industries	23,555	115,059	9,054	42,191
Minority interests	430	2,101	(608)	(2,833)
	23,985	117,160	8,446	39,358
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	5.11	24.96	1.97	9.18
Dividend per share				
Interim	1.30	6.35	1.20	5.59

Note:

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at average exchange rates for the respective periods.

REVIEW OF RESULTS

Six months ended 30 September ("H1")

Sales from continuing operations increased by 1% to S$205 million. In US dollar terms, sales increased by 6%. Profit after taxation from continuing operations increased from S$11.6 million to S$24.0 million due mainly to the net exceptional gain reported during the second quarter ended 30 September ("Q2") this year.

Discontinued operations

During the previous financial year ended March 31, 2006, CIH Limited ("CIHL") divested its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"). Loss after taxation attributable to the disposed CAHL during H1 last year is presented separately under "discontinued operations".

Basic earnings per share ("EPS")

Based on a weighted average number of 460,920,301 shares in issue (2005: 459,057,585 shares), basic EPS from continuing operations for H1 increased from 2.56 Singapore cents to 5.11 Singapore cents. Basic EPS for H1, including profit attributable to shareholders from both continuing and discontinued operations, increased from 1.97 Singapore cents to 5.11 Singapore cents.

BUSINESS REVIEW

Electronics Division

In the first half of the financial year, the electronics and components business reported a sales decrease of 15%. Contributions from GP Industries Group's components associated companies also decreased by 13%. Lower operating profit and reduced other operating income due to the patent income recorded in H1 last year resulted in a 27% decrease in overall contribution to operating profit before interest, taxation ("PBIT") and exceptional items from the electronics and components business when compared with H1 last year.

Sales from the wire harness business decreased by 2% in H1. Overall PBIT excluding exceptional items from the wire harness business increased by 28% as contribution from associates in China

sum of the consideration for the open market purchases, the fair value of the GP Industries shares issued and the costs incurred for completion of CIHL's privatisation was lower than the total net asset value of the CIHL shares acquired.

GP Batteries International Limited ("GP Batteries") (49.19% owned by GP Industries as at September 30, 2006)

GP Batteries' turnover for Q2 and H1 this year was S$225 million and S$413 million respectively, a decrease of 5% and 9% over the corresponding period last year. Profit attributable to equity holders of GP Batteries for Q2 and H1 this year was S$2.8 million and S$5.0 million respectively, a decrease of 28% and 33% over the corresponding periods last year.

Turnover decreased as demand for Nickel Metal Hydride rechargeable batteries continued to be affected by the price increases implemented by the GP Batteries Group. This was however, partly cushioned by an increase in turnover of primary cylindrical batteries including Alkaline and Carbon Zinc batteries.

Gross profit margin was only slightly lower despite the significant rise in raw material prices as GP Batteries continued to benefit from the cost saving measures implemented across the GP Batteries Group.

PROSPECTS

High raw material prices will continue to affect GP Industries Group's businesses while keen competition in most sectors makes it difficult to pass cost increase to customers. Appreciation of the Chinese Renminbi will affect our operating costs in China and higher interest rates will continue to affect GP Industries Group's borrowing costs. As a substantial portion of GP Industries Group's revenue is denominated in US dollars, a weaker US dollar will affect revenue and profit upon translation.

The partial disposal of the wire harness business effective at the end of Q2 this year will result in a reduction in GP Industries Group's revenue and operating profit from the wire harness business.

GP Industries Group will continue to invest into new product development, intensify cost improvement activities and strengthen its sales and distribution capabilities. This strategy is starting to contribute to some of GP Industries Group's businesses. Completion of CIHL's privatisation also enables GP Industries Group to more effectively utilise its financial resources and prepare GP Industries Group for expansion into more attractive business segments.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung and Mr. Chau Kwok Wai as Executive Directors, Mr. Raymond Wong Wai Kan and Mr. Vincent Cheung Ting Kau as Non-Executive Directors and Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 9, 2006

www.goldpeak.com

Exemption#82-3604

RECEIVED

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	14-Nov-2006 17:27:12
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

Announcement Title * DIVIDEND AND CLOSURE OF BOOKS

Description

DIVIDEND

Further to the announcement made on 9 November 2006, the Board of Directors of GP Industries Limited (the "Company") wishes to announce that the Company's interim tax-exempt (1-tier) dividend of 1.3 Singapore cents per ordinary share for the financial year ending 31 March 2007 will be paid on 12 December 2006.

CLOSURE OF BOOKS

Notice is hereby given that the transfer books and register of members of the Company will be closed on 1 December 2006 for the preparation of dividend warrants. Registrable transfers received by the Company's Registrar, LIM ASSOCIATES (PTE) LTD of 10 Collyer Quay #19-08, Ocean Building, Singapore 049315 by 5.00 p.m. on 30 November 2006 will be registered before entitlements to the dividend are determined.

By Order of the Board

Tan San-Ju
Company Secretary
14 November 2006

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Exemption#82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

2006/2007 UNAUDITED INTERIM RESULTS ANNOUNCEMENT
(FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2006.

HIGHLIGHTS

- Consolidated turnover decreased by 7% to HK$1,002 million
- Turnover for all divisions was HK$3,258 million
- Profit attributable to shareholders increased by 10% to HK$47.3 million
- Earnings per share increased from 7.8 Hong Kong cents to 8.6 Hong Kong cents
- Interim dividend per share: 3.0 Hong Kong cents (2005/06: 3.0 Hong Kong cents)

BUSINESS REVIEW

The consolidated turnover decreased by 7% from HK$1,077 million to HK$1,002 million. This was mainly due to the deconsolidation of Lighthouse Technologies Limited since August 2005. Profit attributable to shareholders increased by 10% from HK$42.8 million to HK$47.3 million.

GP Industries – 69.3% owned by Gold Peak

1. *Electronics Division*
   - Electronics and components – Sales decreased by 15%. Lower operating profit and smaller other operating income resulted in a 27% decrease in contribution to operating profit before interest, taxation ("PBIT") and exceptional items.
   - Cables and wire harness – Sales from the wire harness business decreased by 2%. PBIT excluding exceptional items increased by 28% as contribution from associates in China improved. The 45.13%-owned cable associate LTK continued its outstanding performance with more than 90% growth in profit contribution. PBIT excluding exceptional items from the wire harness and cable business improved by more than 60%. In September 2006, GP Industries disposed of its partial interest in wire harness business. An exceptional gain of approximately S$7.1 million was recorded from this disposal.
   - Acoustics – The acoustics business reported good growth in revenue. Sales increased by 26%, mainly contributed by the introduction of new products which were well received in the market. Sales to Europe increased by 37% while those to the US grew by 48%. The acoustics business returned to profit compared to a loss before interest and taxation last year.
   - CIHL – Sales from the light-fittings business contributed a turnover of S$4.6 million. Contribution to operating profit before exceptional items from CIHL also increased, mainly due to higher interest income and lower expenses.
   - During the period, GP Industries acquired additional CIHL shares in the open market and all the remaining CIHL shares upon completion of CIHL's privatisation.
2. *GP Batteries – 49.2% owned by GP Industries*
   - Turnover decreased as demand for Nickel Metal Hydride rechargeable batteries continued to be affected by the price increase implemented by GP Batteries. This was, however, partly cushioned by an increase in turnover of primary cylindrical batteries including Alkaline and Carbon Zinc batteries.
   - Gross profit margin was only slightly lower despite the significant rise in raw material prices as GP Batteries continued reaping benefits from the cost-saving measures implemented across the GP Batteries Group.
   - GP Batteries Group has entered into a cooperation agreement with two partners to set up a new company in Taiwan, GWA Energy Inc. The joint venture will be engaged in battery pack design and global sales management of high-power Lithium Polymer batteries which are mainly for the power tools and e-bicycle markets.
   - The 49%-owned associate Ningbo GP Sanyo Energy Co Ltd ("NGPSE") has settled with the insurance company for the damages caused by the fire incident. GP Batteries has also reached an agreement with its Japanese partner on the restructuring of NGPSE where NGPSE will become a subsidiary of GP Batteries subject to the approval of the relevant authorities. NGPSE is targeted to resume operation during the financial year 2007.

Technology & Strategic Division

Lighthouse Technologies Limited, 30.5%-owned by Gold Peak and 19.3%-owned by GP Industries, saw a 12% growth in sales revenue. The vertical integration into manufacturing of LED display screens in the previous financial year has enabled Lighthouse to maintain its profit margin level despite the price erosion brought by keen global price competition. In addition to being one of the market leaders in supplying the global screen rental market, Lighthouse made good progress in the fastest-growing global digital signage market during the period.

FINANCIAL REVIEW

During the period, the Group's total assets increased by HK$478 million to HK$5,724 million. Net bank borrowings increased by HK$266 million to HK$2,074 million. As at September 30, 2006, the aggregate of the Group's shareholders' funds and minority interests was HK$1,864 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.11 (March 31, 2006: 0.93). The gearing ratios of the Company, GP Industries and GP Batteries were 0.91 (March 31, 2006: 0.97), 0.5 (March 31, 2006: 0.35) and 0.73 (March 31, 2006: 0.75) respectively.

At September 30, 2006, 56% (March 31, 2006: 39%) of the Group's bank borrowings was revolving or repayable within one year whereas 44% (March 31, 2006: 61%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 11%, 35% and 51% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts and currency swaps, borrowings in local currencies and local sourcing have been arranged to minimise the impact of currency fluctuation.

EMPLOYEES AND REMUNERATION POLICIES

As at September 30, 2006, the Group's major business divisions employed over 15,500 people worldwide (March 31, 2006: 18,000). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the respective countries where the Group has operations. In addition to basic salary, discretionary bonuses are also granted to eligible employees based on the Group's and individual's performance.

PROSPECTS

Keen market competition, rising raw materials prices, high interest rates and the strong Renminbi will continue to affect most of the Group's businesses. Customer response to the price increase of GP Batteries' products is uncertain and GP Batteries will continue to monitor the impact.

The partial disposal of the wire harness business will result in a reduction in GP Industries' revenue and operating profit from the wire harness business. Completion of CIHL's privatisation will enable GP Industries to utilize more effectively its financial resources and prepare itself for expansion into more attractive business segments.

The Group will continue to invest in product development, intensify cost improvement activities and strengthen its sales and distribution capabilities. It will also accelerate the introduction of new products to cater for different customer needs as well as promote the GP brand name in Asia and Europe.

CONDENSED UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended September 30, 2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000
Turnover	3	1,001,912	1,077,293
Cost of sales		(784,963)	(855,221)
Gross profit		216,949	222,072
Other income		89,953	101,748
Selling and distribution expenses		(95,915)	(105,065)
Administrative expenses		(145,542)	(147,974)
Profit from operations	4	65,445	70,778
Net investment (loss) gain	5	(9,298)	187
Finance costs		(74,602)	(55,658)
Share of results of associates		63,973	53,855
Share of results of jointly controlled entities		–	(17,749)
(Loss) gain on disposal/deemed disposal/partial disposal of subsidiaries		(6,978)	6,063
Gain (loss) on partial disposal/deemed partial disposal of an associate		36,994	(41)
Profit before taxation		75,534	57,435
Taxation	6	(12,785)	(14,803)
Profit after taxation		62,749	42,632
Attributable to:			
Equity shareholders of the Company		47,277	42,820
Minority interests		15,472	(188)
		62,749	42,632
Interim dividend		16,479	16,479
Earnings per share	7		
Basic		8.6 cents	7.8 cents
Diluted		8.5 cents	7.7 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	September 30, 2006 (Unaudited) HK$'000	March 31, 2006 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		105,700	105,700
Property, plant and equipment	8	278,963	305,558
Prepaid lease payments		37,582	37,820
Interests in associates		1,450,313	1,408,147
Unlisted equity investment		201,193	197,336
Available-for-sale investments		358,922	367,554
Trademarks		46,010	48,102
Long-term receivables		647,964	614,658
Deferred expenditure		36,895	38,807
Goodwill		64,946	35,142
Deferred taxation assets		12,675	15,234
		3,241,163	3,174,053
Current assets			
Inventories		346,036	277,226
Debtors, bills receivable and prepayments	9	1,207,337	976,220
Prepaid lease payments		951	951
Dividends receivable		10,615	3,947
Taxation recoverable		1,227	892
Derivative financial instruments		17,085	21,344
Bank balances, deposits and cash		899,212	791,476
		2,482,463	2,072,058
Current liabilities			
Creditors and accrued charges	10	852,505	656,301
Obligations under finance leases		2,905	3,487
Taxation payable		22,250	17,616
Bank loans, overdrafts and import loans		1,674,030	1,018,967
Derivative financial instruments		–	2,451
		2,551,690	1,698,822
Net current (liabilities) assets		(69,227)	373,236
Total assets less current liabilities		3,171,936	3,547,289
Non-current liabilities			
Borrowings		1,295,791	1,577,438
Deferred taxation liabilities		12,385	10,980
		1,308,176	1,588,418
Net assets		1,863,760	1,958,871
CAPITAL AND RESERVES			
Share capital		274,643	274,643
Reserves		934,217	905,757
Equity attributable to shareholders of the Company		1,208,860	1,180,400
Share option reserve of listed subsidiary		4,654	4,654
Minority interests		650,246	773,817
Total equity		1,863,760	1,958,871

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. **Basis of preparation**

The unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. **Principal Accounting Policies**

The condensed financial statements have been prepared under the historical cost convention except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate. The accounting policies adopted in the preparation of the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2006, except that the Group has changed certain of its accounting policies subsequent to its adoption of the new/revised standards that are effective for accounting periods commencing on or after April 1, 2006. The adoption of such standards did not have material effect on the financial statements.

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments and interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: disclosures[1]
HK(IFRIC)-Int 8	Scope of HKFRS 2[2]
HK(IFRIC)-Int 9	Reassessment of embedded derivatives[3]
HK(IFRIC)-Int10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after May 1, 2006.
[3] Effective for annual periods beginning on or after June 1, 2006.
[4] Effective for annual periods beginning on or after November 1, 2006.

3. **Segment information**

The analysis of the Group's segment information is as follows:

(a) *Business segments*

The following is an analysis of the turnover and profit before taxation by principal activity:

For the six months ended September 30, 2006

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	–	979,425	–	22,487	–	1,001,912
Inter-segment sales	–	–	–	–	–	–
	–	979,425	–	22,487	–	1,001,912

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	3,590	31,466	–	(21,385)	–	13,671
Unallocated corporate expenses						(23,332)
Other income						75,106
Profit from operations						65,445
Net investment loss						(9,298)
Finance costs						(74,602)
Share of results of associates	(247)	52,271	12,062	(113)	–	63,973
Loss on disposal/deemed disposal of subsidiaries						(6,978)
Gain on partial disposal/deemed partial disposal of associates						36,994
Profit before taxation						75,534
Taxation						(12,785)
Profit after taxation						62,749
Attributable to:						
Equity shareholders of the Company						47,277
Minority interests						15,472
						62,749

For the six months ended September 30, 2005

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	137,718	922,407	–	17,168	–	1,077,293
Inter-segment sales	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	6,804	25,849	–	(13,979)	–	18,674
Unallocated corporate expenses						(23,546)
Other income						75,650
Profit from operations						70,778
Net investment gain						187
Finance costs						(55,658)
Share of results of associates	(828)	37,524	17,413	(254)	–	53,855
Share of results of jointly controlled entities	–	–	–	(17,749)	–	(17,749)
Gain on deemed disposal/partial disposal of subsidiaries						6,063
Loss on deemed partial disposal of an associate						(41)
Profit before taxation						57,435
Taxation						(14,803)
Profit after taxation						42,632
Attributable to:						
Equity shareholders of the Company						42,820
Minority interests						(188)
						42,632

(b) *Geographical segments*

The following is an analysis of the turnover by geographical market, irrespective of the origin of the goods:

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
The People's Republic of China		
Hong Kong	46,573	61,621
Mainland China	75,236	141,869
Other Asian countries	349,129	294,276
Europe	207,955	257,416
North and South America	291,393	285,203
Australia and New Zealand	26,300	33,716
Others	5,326	3,194
	1,001,912	1,077,293

4. **Profit from operations**

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Profit from operations has been arrived at after charging		
Amortisation of deferred expenditure	1,948	2,019
Amortisation of trademarks	2,091	2,091
Depreciation of property, plant and equipment		
Owned assets	23,928	30,936
Assets held under finance leases	495	805

5. **Net investment (loss) gain**

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Realised gain on disposal of available-for-sale investments	–	187
Net unrealised holding loss on an available-for-sale investment	(9,298)	–
	(9,298)	187

6. **Taxation**

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Hong Kong Profits Tax	1,912	2,169
Taxation in jurisdictions other than Hong Kong	6,828	12,183
Deferred taxation	4,045	451
	12,785	14,803

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is computed based on the following data

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	47,277	42,820
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(182)	(185)
Earnings for the purpose of diluted earnings per share	47,095	42,635
	'000	'000
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	549,285	548,640
Effect of dilutive potential shares on share options	–	1,311
Weighted average number of shares for the purpose of diluted earnings per share	549,285	549,951

8. **Property, plant and equipment**

During the period, the Group spent approximately HK$21,770,000 (six months ended September 30, 2005: HK$43,359,000) on property, plant and equipment to expand its business.

9. **Debtors, bills receivable and prepayments**

The Group allows its trade customers with credit period normally ranging from 30 days to 90 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
0-60 Days	818,395	584,279
61-90 Days	27,599	12,606
>90 Days	361,343	379,335
	1,207,337	976,220

10. **Creditors and accrued charges**

The following is an aging analysis of creditors and accrued charges at the reporting date

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
0-60 Days	711,158	555,331
61-90 Days	49,307	35,617
>90 Days	92,040	65,353
	852,505	656,301

11. **Contingencies and commitments**

(a) *Contingent liabilities*

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
Guarantees given to banks in respect of banking facilities utilised by associates	160,660	162,138

(b) *Capital commitment*

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	538	143

12. **Related party transactions**

During the period, the Group entered into the following transactions with related parties

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Sales to associates and jointly controlled entities	18,702	31,629
Purchases from associates	49,544	41,771
Management fee income received from associates	5,163	5,605
Rental income received from associates	3,897	3,921

As at the reporting date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
Trade receivables from associates	13,415	13,847
Trade payables due to associates	17,541	9,150

SUMMARY OF RESULTS

For the six months ended September 30, 2006, the Group's turnover amounted to HK$1,002 million, a decrease of 7% as compared with HK$1,077 million for the same period of last year. The unaudited consolsdated profit attributable to shareholders amounted to HK$47.3 million, an increase of 10% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 8.6 cents as compared with 7.8 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 3.0 cents (2005: 3.0 cents) per share. This amounts to a total dividend payment of approximately HK$16,479,000 (2005: HK$16,479,000) based on the total number of shares in issue as at November 20, 2006, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on December 28, 2006 to registered shareholders of the Company on December 15, 2006.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from December 12, 2006 to December 15, 2006, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on December 11, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of Listing Rules throughout the period, except for the following deviations.

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor Lo Chung Wing is the Chairman & Chief Executive of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses have been separately listed and each run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. The Company's non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Article of Association.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The unaudited interim financial statements for the six months ended September 30, 2006 have been reviewed by the Company's audit committee.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 21, 2006

www.goldpeak.com

Exemption#82-3604

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

Interim Report 2006/07

Corporate Information

BOARD OF DIRECTORS

Executive
Victor LO Chung Wing, *Chairman & Chief Executive*
Andrew NG Sung On, *Vice Chairman*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

AUDIT COMMITTEE

LUI Ming Wah, *Chairman*
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

REMUNERATION COMMITTEE

Frank CHAN Chi Chung, *Chairman*
LUI Ming Wah
CHAN Kei Biu
Victor LO Chung Wing
CHAU Kwok Wai

AUDITORS

Deloitte Touche Tohmatsu

SECRETARY AND REGISTERED OFFICE

WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

SHARE REGISTRARS AND TRANSFER OFFICE

Abacus Share Registrars Limited
26/F, Tesbury Centre
28 Queen's Road East, Hong Kong

ADR DEPOSITARY

The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY10286, USA

STOCK CODES

Hong Kong Stock Exchange	40
ADR	GPINY US
Bloomberg	40 HK
Reuters	0040 HK

KEY DATES

Closure of Register:	December 12 to 15, 2006
Interim Dividend:	Payable on December 28, 2006

Group Structure


Gold Peak Industries (Holdings) Limited
(Hong Kong-listed)
GP Industries Limited
(Singapore-listed)
69.3%*
Technology & Strategic Division
Electronics Division
Electronics & components
Cables & Wire harness
Acoustics
LED superscreens (Lighthouse 19.3%)
Light fittings & other investments
GP Batteries International Ltd
Rechargeable batteries
Primary batteries
(Singapore-listed)
49.2%*
Lighthouse Technologies Ltd
(30.5%)
LED superscreens
International Resolute Co Ltd #
(100%)
Distribution Business

* *Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at November 21, 2006*

Holding an industrial building for own use

Group Profile

Gold Peak Group is an Asian multinational group which owns high-quality industrial investments via GP Industries Limited, its major industrial investment vehicle. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has built renowned brand names for its major product categories, such as **GP Batteries**, **KEF** loudspeakers and **Lighthouse** LED superscreens.

The parent company, Gold Peak Industries (Holdings) Limited, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds an approximately 69.3%* interest in GP Industries while GP Industries holds a 49.2%* interest in GP Batteries International Limited. GP Industries and GP Batteries are publicly listed in Singapore.

GP Industries is engaged in the development, manufacture and distribution of electronics and components, cables and wire harness, loudspeakers and light fittings. It also has investments in other businesses. GP Batteries is engaged in the development, manufacture and marketing of batteries and related products.

Lighthouse Technologies Limited, 30.5%-owned by Technology & Strategic Division and 19.3%-owned by GP Industries, is a leading supplier of indoor and outdoor video displays using the latest high brightness LED (light emitting diode) technology.

* *As at November 21, 2006*

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2006.

Highlights

- Consolidated turnover decreased by 7% to HK$1,002 million
- Turnover for all divisions was HK$3,258 million
- Profit attributable to shareholders increased by 10% to HK$47.3 million
- Earnings per share increased from 7.8 Hong Kong cents to 8.6 Hong Kong cents
- Interim dividend per share: 3.0 Hong Kong cents (2005/06: 3.0 Hong Kong cents)

Business Review

The consolidated turnover decreased by 7% from HK$1,077 million to HK$1,002 million. This was mainly due to the deconsolidation of Lighthouse Technologies Limited since August 2005. Profit attributable to shareholders increased by 10% from HK$42.8 million to HK$47.3 million.

GP Industries – 69.3% owned by Gold Peak

1. Electronics Division

- Electronics and components – Sales decreased by 15%. Lower operating profit and smaller other operating income resulted in a 27% decrease in contribution to operating profit before interest, taxation ("PBIT") and exceptional items.

- Cables and wire harness – Sales from the wire harness business decreased by 2%. PBIT excluding exceptional items increased by 28% as contribution from associates in China improved. The 45.13%-owned cable associate LTK continued its outstanding performance with more than 90% growth in profit contribution. PBIT excluding exceptional items from the wire harness and cable business improved by more than 60%. In September 2006, GP Industries disposed of its partial interest in wire harness business. An exceptional gain of approximately S$7.1 million was recorded from this disposal.

- Acoustics – The acoustics business reported good growth in revenue. Sales increased by 26%, mainly contributed by the introduction of new products which were well received in the market. Sales to Europe increased by 37% while those to the US grew by 48%. The acoustics business returned to profit compared to a loss before interest and taxation last year.

- CIH Limited ("CIHL") – Sales from the light-fittings business contributed a turnover of S$4.6 million. Contribution to operating profit before exceptional items from CIHL also increased, mainly due to higher interest income and lower expenses.

- During the period, GP Industries acquired additional CIHL shares in the open market and all the remaining CIHL shares upon completion of CIHL's privatisation.

2. ***GP Batteries – 49.2% owned by GP Industries***

- Turnover decreased as demand for Nickel Metal Hydride rechargeable batteries continued to be affected by the price increase implemented by GP Batteries. This was, however, partly cushioned by an increase in turnover of primary cylindrical batteries including Alkaline and Carbon Zinc batteries.

- Gross profit margin was only slightly lower despite the significant rise in raw material prices as GP Batteries continued reaping benefits from the cost-saving measures implemented across the GP Batteries Group.

- GP Batteries Group has entered into a cooperation agreement with two partners to set up a new company in Taiwan, GWA Energy Inc. The joint venture will be engaged in battery pack design and global sales management of high-power Lithium Polymer batteries which are mainly for the power tools and e-bicycle markets.

- The 49%-owned associate Ningbo GP Sanyo Energy Co Ltd ("NGPSE") has settled with the insurance company for the damages caused by the fire incident. GP Batteries has also reached an agreement with its Japanese partner on the restructuring of NGPSE where NGPSE will become a subsidiary of GP Batteries subject to the approval of the relevant authorities. NGPSE is targeted to resume operation during the financial year 2007.

Technology & Strategic Division

Lighthouse Technologies Limited, 30.5%-owned by Gold Peak and 19.3%-owned by GP Industries, saw a 12% growth in sales revenue. The vertical integration into manufacturing of LED display screens in the previous financial year has enabled Lighthouse to maintain its profit margin level despite the price erosion brought by keen global price competition. In addition to being one of the market leaders in supplying the global screen rental market, Lighthouse made good progress in the fastest-growing global digital signage market during the period.

Financial Review

During the period, the Group's total assets increased by HK$478 million to HK$5,724 million. Net bank borrowings increased by HK$266 million to HK$2,074 million. As at September 30, 2006, the aggregate of the Group's shareholders' funds and minority interests was HK$1,864 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.11 (March 31, 2006: 0.93). The gearing ratios of the Company, GP Industries and GP Batteries were 0.91 (March 31, 2006: 0.97), 0.5 (March 31, 2006: 0.35) and 0.73 (March 31, 2006: 0.75) respectively.

At September 30, 2006, 56% (March 31, 2006: 39%) of the Group's bank borrowings was revolving or repayable within one year whereas 44% (March 31, 2006: 61%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 11%, 35% and 51% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts and currency swaps, borrowings in local currencies and local sourcing have been arranged to minimise the impact of currency fluctuation.

Employees and Remuneration Policies

As at September 30, 2006, the Group's major business divisions employed over 15,500 people worldwide (March 31, 2006: 18,000). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the respective countries where the Group has operations. In addition to basic salary, discretionary bonuses are also granted to eligible employees based on the Group's and individual's performance.

Prospects

Keen market competition, rising raw materials prices, high interest rates and the strong Renminbi will continue to affect most of the Group's businesses. Customer response to the price increase of GP Batteries' products is uncertain and GP Batteries will continue to monitor the impact.

The partial disposal of the wire harness business will result in a reduction in GP Industries' revenue and operating profit from the wire harness business. Completion of CIHL's privatisation will enable GP Industries to utilize more effectively its financial resources and prepare itself for expansion into more attractive business segments.

The Group will continue to invest in product development, intensify cost improvement activities and strengthen its sales and distribution capabilities. It will also accelerate the introduction of new products to cater for different customer needs as well as promote the GP brand name in Asia and Europe.

Condensed Unaudited Consolidated Income Statement

For the six months ended September 30

	Notes	2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000
Turnover	3	**1,001,912**	1,077,293
Cost of sales		**(784,963)**	(855,221)
Gross profit		**216,949**	222,072
Other income		**89,953**	101,748
Selling and distribution expenses		**(95,915)**	(105,068)
Administrative expenses		**(145,542)**	(147,974)
Profit from operations	4	**65,445**	70,778
Net investment (loss) gain	5	**(9,298)**	187
Finance costs		**(74,602)**	(55,658)
Share of results of associates		**63,973**	53,855
Share of results of jointly controlled entities		**–**	(17,749)
(Loss) Gain on disposal/deemed disposal/ partial disposal of subsidiaries		**(6,978)**	6,063
Gain (Loss) on partial disposal/ deemed partial disposal of associates		**36,994**	(41)
Profit before taxation		**75,534**	57,435
Taxation	6	**(12,785)**	(14,803)
Profit after taxation		**62,749**	42,632
Attributable to:			
Equity shareholders of the Company		**47,277**	42,820
Minority interests		**15,472**	(188)
		62,749	42,632
Interim dividend		**16,479**	16,479
Earnings per share	7		
Basic		**8.6 cents**	7.8 cents
Diluted		**8.5 cents**	7.7 cents

Condensed Consolidated Balance Sheet

	Notes	September 30, 2006 (Unaudited) HK$'000	March 31, 2006 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**105,700**	105,700
Property, plant and equipment	8	**278,963**	305,558
Prepaid lease payments		**37,582**	37,820
Interests in associates		**1,450,313**	1,408,147
Unlisted equity investment		**201,193**	197,336
Available-for-sale investments		**358,922**	367,554
Trademarks		**46,010**	48,102
Long-term receivables		**647,964**	614,658
Deferred expenditure		**36,895**	38,802
Goodwill		**64,946**	35,142
Deferred taxation assets		**12,675**	15,234
		3,241,163	3,174,053
Current assets			
Inventories		**346,036**	277,228
Debtors, bills receivable and prepayments	9	**1,207,337**	976,220
Prepaid lease payments		**951**	951
Dividends receivable		**10,615**	3,947
Taxation recoverable		**1,227**	892
Derivative financial instruments		**17,085**	21,344
Bank balances, deposits and cash		**899,212**	791,476
		2,482,463	2,072,058
Current liabilities			
Creditors and accrued charges	10	**852,505**	656,301
Obligations under finance leases		**2,905**	3,487
Taxation payable		**22,250**	17,616
Bank loans, overdrafts and import loans		**1,674,030**	1,018,967
Derivative financial instruments		**–**	2,451
		2,551,690	1,698,822
Net current (liabilities) assets		**(69,227)**	373,236
Total assets less current liabilities		**3,171,936**	3,547,289
Non-current liabilities			
Borrowings		**1,295,791**	1,577,438
Deferred taxation liabilities		**12,385**	10,980
		1,308,176	1,588,418
Net assets		**1,863,760**	1,958,871
CAPITAL AND RESERVES			
Share capital		**274,643**	274,643
Reserves		**934,217**	905,757
Equity attributable to shareholders of the Company		**1,208,860**	1,180,400
Share option reserve of listed subsidiary		**4,654**	4,654
Minority interests		**650,246**	773,817
Total equity		**1,863,760**	1,958,871

Condensed Consolidated Cash Flow Statement

For the six months ended September 30

	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash (used in) generated from operating activities	**(87,928)**	18,610
Net cash used in investing activities	**(60,018)**	(5,717)
Net cash from financing activities	**228,741**	131,575
Increase in cash and cash equivalents	**80,795**	144,468
Cash and cash equivalents at beginning of the period	**787,244**	340,633
Effect of foreign exchange rate changes	**15,582**	(4,410)
Cash and cash equivalents at the end of the period	**883,261**	480,691

Condensed Consolidated Statement of Changes in Equity

For the six months ended September 30, 2006

	Share Capital HK$'000	Share Premium HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000	Capital Reserve HK$'000
At April 1, 2006	274,643	463,935	16,182	98,189	(177,535)	1,127
Transfer of reserves	-	-	(2,814)	-	-	-
Disposal/deemed disposal of subsidiaries	-	-	168	-	-	-
Partial disposal of an associate	-	-	-	-	176	(46)
Acquisition of additional interests of subsidiaries	-	-	-	-	-	-
Share of reserves of associates	-	-	-	-	3,469	6
Net profit for the period	-	-	-	-	-	-
Change in fair value of available-for-sale investments	-	-	-	-	-	-
Dividend paid - 2006 final dividend	-	-	-	-	-	-
Dividend declared - 2007 interim dividend	-	-	-	-	-	-
Capital contribution by minority interests	-	-	-	-	-	-
Dividend paid to minority interests of subsidiaries	-	-	-	-	-	-
Currency realignment	-	-	-	-	11,663	-
At September 30, 2006	274,643	463,935	13,536	98,189	(162,227)	1,087

Capital Redemption Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Dividend Reserve HK$'000	Retained Profits HK$'000	Attributable to equity shareholders of the Company HK$'000	Share option reserve of listed subsidiary HK$'000	Minority Interests HK$'000	Total HK$'000
35,358	(118,585)	16,479	570,607	1,180,400	4,654	773,817	1,958,871
-	-	-	2,814	-	-	-	-
-	-	-	-	168	-	407,004	407,172
-	-	-	-	130	-	20	150
-	-	-	-	-	-	(460,187)	(460,187)
-	9,706	-	-	13,181	-	1,992	15,173
-	-	-	47,277	47,277	-	15,472	62,749
-	(27,480)	-	-	(27,480)	-	2,484	(24,996)
-	-	(16,479)	-	(16,479)	-	-	(16,479)
-	-	16,479	(16,479)	-	-	-	-
-	-	-	-	-	-	3,461	3,461
-	-	-	-	-	-	(107,943)	(107,943)
-	-	-	-	11,663	-	14,126	25,789
35,358	(136,359)	16,479	604,219	1,208,860	4,654	650,246	1,863,760

Condensed Consolidated Statement of Changes in Equity *(Continued)*

For the six months ended September 30, 2005

	Share Capital *HK$'000*	Share Premium *HK$'000*	Legal Reserve *HK$'000*	Properties Revaluation Reserve *HK$'000*	Translation Reserve *HK$'000*	Goodwill Reserve *HK$'000*
At March 31, 2005						
– As originally stated	272,630	460,336	12,291	100,603	(147,739)	(538,633)
– Effect of changes in accounting policies	–	–	–	–	3,006	–
– As restated	272,630	460,336	12,291	100,603	(144,733)	(538,633)
Prior year adjustments arising from adoption of new accounting policies	–	–	–	–	–	538,633
At April 1, 2005, as restated	272,630	460,336	12,291	100,603	(144,733)	–
Issue of shares, net of expenses	2,013	3,599	–	–	–	–
Additional investment in subsidiaries	–	–	–	–	–	–
Deemed disposal /partial disposal of subsidiaries	–	–	–	–	–	–
Share of reserves of associates	–	–	–	–	555	–
Net profit for the period	–	–	–	–	–	–
Share option expenses	–	–	–	–	–	–
Change in fair value of available-for-sale investments	–	–	–	–	–	–
Dividend paid – 2005 final dividend	–	–	–	–	–	–
Dividend declared – 2006 interim dividend	–	–	–	–	–	–
Dividend paid to minority interests	–	–	–	–	–	–
Currency realignment	–	–	–	–	(7,784)	–
At September 30, 2005	274,643	463,935	12,291	100,603	(151,962)	–

	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Dividend Reserve HK$'000	Retained Profits HK$'000	Attributable to equity shareholders of the Company HK$'000	Share option reserve of listed subsidiary HK$'000	Minority Interests HK$'000	Total HK$'000
	1,127	35,358	–	16,479	1,061,571	1,274,023	–	844,965	2,118,988
	–	–	–	–	(11,195)	(8,189)	3,595	–	(4,594)
	1,127	35,358	–	16,479	1,050,376	1,265,834	3,595	844,965	2,114,394
	–	–	–	–	(507,685)	30,948	–	(320)	30,628
	1,127	35,358	–	16,479	542,691	1,296,782	3,595	844,645	2,145,022
	–	–	–	–	–	5,612	–	–	5,612
	–	–	–	–	–	–	–	(418)	(418)
	–	–	–	–	–	–	–	(32,867)	(32,867)
	3	–	(8,253)	–	–	(7,695)	256	(1,098)	(8,537)
	–	–	–	–	42,820	42,820	–	(188)	42,632
	–	–	–	–	–	–	600	87	687
	–	–	(111,681)	–	–	(111,681)	–	(20,987)	(132,668)
	–	–	–	(16,479)	–	(16,479)	–	–	(16,479)
	–	–	–	16,479	(16,479)	–	–	–	–
	–	–	–	–	–	–	–	(6,763)	(6,763)
	–	–	–	–	–	(7,784)	–	(10,392)	(18,176)
	1,130	35,358	(119,934)	16,479	569,032	1,201,575	4,451	772,019	1,978,045

Notes to the Unaudited Interim Financial Statements

1. **Basis of preparation**

The unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. **Principal Accounting Policies**

The condensed financial statements have been prepared under the historical cost convention except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate. The accounting policies adopted in the preparation of the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2006, except that the Group has changed certain of its accounting policies subsequent to its adoption of the new/revised standards that are effective for accounting periods commencing on or after April 1, 2006. The adoption of such standards did not have material effect on the financial statements.

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments and interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: disclosures[1]
HK(IFRIC)-Int 8	Scope of HKFRS 2[2]
HK(IFRIC)-Int 9	Reassessment of embedded derivatives[3]
HK(IFRIC)-Int10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after May 1, 2006.
[3] Effective for annual periods beginning on or after June 1, 2006.
[4] Effective for annual periods beginning on or after November 1, 2006.

3. Segment information

The analysis of the Group's segment information is as follows:

(a) Business segments

The following is an analysis of the turnover and profit before taxation by principal activity:

For the six months ended September 30, 2006

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	–	979,425	–	22,487	–	1,001,912
Inter-segment sales	–	–	–	–	–	–
	–	979,425	–	22,487	–	1,001,912

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	3,590	31,466	–	(21,385)	–	13,671
Unallocated corporate expenses						(23,332)
Other income						75,106
Profit from operations						65,445
Net investment loss						(9,298)
Finance costs						(74,602)
Share of results of associates	(247)	52,271	12,062	(113)	–	63,973
Loss on disposal/deemed disposal of subsidiaries						(6,978)
Gain on partial disposal/deemed partial disposal of associates						36,994
Profit before taxation						75,534
Taxation						(12,785)
Profit after taxation						62,749
Attributable to:						
Equity shareholders of the Company						47,277
Minority interests						15,472
						62,749

For the six months ended September 30, 2005

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	137,718	922,407	-	17,168	-	1,077,293
Inter-segment sales	-	-	-	-	-	-
	137,718	922,407	-	17,168	-	1,077,293

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	6,804	25,849	-	(13,979)	-	18,674
Unallocated corporate expenses						(23,546)
Other income						75,650
Profit from operations						70,778
Net investment gain						187
Finance costs						(55,658)
Share of results of associates	(828)	37,524	17,413	(254)	-	53,855
Share of results of jointly controlled entities	-	-	-	(17,749)	-	(17,749)
Gain on deemed disposal/partial disposal of subsidiaries						6,063
Loss on deemed partial disposal of an associate						(41)
Profit before taxation						57,435
Taxation						(14,803)
Profit after taxation						42,632
Attributable to:						
Equity shareholders of the Company						42,820
Minority interests						(188)
						42,632

(b) Geographical segments

The following is an analysis of the turnover by geographical market, irrespective of the origin of the goods:

	For the six months ended September 30, 2006 **HK$'000**	2005 *HK$'000*
The People's Republic of China		
Hong Kong	**46,573**	61,621
Mainland China	**75,236**	141,869
Other Asian countries	**349,229**	294,276
Europe	**207,955**	257,416
North and South America	**291,393**	285,201
Australia and New Zealand	**26,300**	33,716
Others	**5,226**	3,194
	1,001,912	1,077,293

4. Profit from operations

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	**1,940**	8,019
Amortisation of trademarks	**2,091**	2,091
Depreciation of property, plant and equipment		
Owned assets	**23,920**	30,936
Assets held under finance leases	**495**	805

5. Net investment (loss) gain

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Realised gain on disposal of available-for-sale investments	**–**	187
Net unrealised holding loss on an available-for-sale investment	**(9,298)**	–
	(9,298)	187

6. Taxation

	For the six months ended September 30, 2006 HK$'000	2005 HK$'000
Hong Kong Profits Tax	**1,912**	2,169
Taxation in jurisdictions other than Hong Kong	**6,828**	12,183
Deferred taxation	**4,045**	451
	12,785	14,803

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2006 *HK$'000*	2005 *HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	**47,277**	42,820
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(182)**	(185)
Earnings for the purpose of diluted earnings per share	**47,095**	42,635
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	**549,285**	548,640
Effect of dilutive potential shares on share options	**–**	1,311
Weighted average number of shares for the purpose of diluted earnings per share	**549,285**	549,951

8. Property, plant and equipment

During the period, the Group spent approximately HK$21,770,000 (six months ended September 30, 2005: HK$43,359,000) on property, plant and equipment to expand its business.

9. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit period normally ranging from 30 days to 90 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2006 ***HK$'000***	March 31, 2006 *HK$'000*
0-60 Days	**818,395**	584,279
61-90 Days	**27,599**	12,606
>90 Days	**361,343**	379,335
	1,207,337	976,220

10. Creditors and accrued charges

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
0-60 Days	711,158	555,331
61-90 Days	49,307	35,617
>90 Days	92,040	65,353
	852,505	656,301

11. Contingencies and commitments

(a) *Contingent liabilities*

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
Guarantees given to banks in respect of banking facilities utilised by associates	160,660	162,138

(b) *Capital commitment*

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	538	143

12. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30,	
	2006 HK$'000	2005 HK$'000
Sales to associates and jointly controlled entities	18,702	31,629
Purchases from associates	49,544	41,771
Management fee income received from associates	5,163	5,605
Rental income received from associates	3,897	3,921

As at the reporting date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2006 HK$'000	March 31, 2006 HK$'000
Trade receivables due from associates	12,413	13,847
Trade payables due to associates	17,541	9,150

SUMMARY OF RESULTS

For the six months ended September 30, 2006, the Group's turnover amounted to HK$1,002 million, a decrease of 7% as compared with HK$1,077 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$47.3 million, an increase of 10% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 8.6 cents as compared with 7.8 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 3.0 cents (2005: 3.0 cents) per share. This amounts to a total dividend payment of approximately HK$16,479,000 (2005: HK$16,479,000) based on the total number of shares in issue as at November 20, 2006, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on December 28, 2006 to registered shareholders of the Company on December 15, 2006.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from December 12, 2006 to December 15, 2006, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on December 11, 2006.

Disclosure of Interest

As at September 30, 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations

(a) Interests in shares of the Company (long positions)

As at September 30, 2006, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

	Number of ordinary shares held			Percentage of issued share capital of the Company
Name of Director	Personal Interests	Family Interests	Total Interests	%
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations *(Continued)*

(b) Interests in shares of the Company's associated corporations (long positions)

As at September 30, 2006, the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.2% owned associate of GP Industries Limited ("GP Ind"), Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 69.3% owned subsidiary of the Company, were as follows:

	Number of ordinary shares and percentage of their issued share capital held					
	GPBI		GPIT		GP Ind	
Name of Director	*Number*	*%*	*Number*	*%*	*Number*	*%*
Victor LO Chung Wing	200,000	0.18	–	–	–	–
Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
Kevin LO Chung Ping	–	–	–	–	–	–
Paul LO Chung Wai	80,000	0.07	–	–	–	–
LEUNG Pak Chuen	–	–	–	–	1,608,000	0.28
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
Andrew CHUANG Siu Leung	–	–	–	–	45,000	0.01
CHAU Kwok Wai	–	–	–	–	481,232	0.08
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–
LUI Ming Wah	–	–	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–	–	–
CHAN Kei Biu	–	–	–	–	–	–

Save as disclosed above, as at September 30, 2006, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures

The following tables disclose the movements in the number of share options of the Company, GP Ind, CIHL and GPBI, which have been granted to the directors of the Company, during the six months ended September 30, 2006.

(a) The Company's share option scheme:

Name of Director	Date of Grant	Exercisable period	Exercise Price *HK$*	Number of option shares outstanding at 4.1.2006 and 9.30.2006
Victor LO Chung Wing	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000
Andrew NG Sung On	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000
Kevin LO Chung Ping	10.18.2002	4.18.2003-10.17.2007	1.17	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
Paul LO Chung Wai	10.18.2002	4.18.2003-10.17.2007	1.17	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
Richard KU Yuk Hing	10.2.2003	10.2.2003-10.1.2008	1.84	500,000
Andrew CHUANG Siu Leung	10.2.2003	10.2.2003-10.1.2008	1.84	500,000
CHAU Kwok Wai	10.18.2002	4.18.2003-10.17.2007	1.17	500,000
	10.2.2003	10.2.2003-10.1.2008	1.84	600,000
Raymond WONG Wai Kan	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
Vincent CHEUNG Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000
	10.2.2003	10.2.2003-10.1.2008	1.84	400,000
LUI Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	300,000
				10,850,000
Employees	10.18.2002	4.18.2003-10.17.2007	1.17	1,100,000
	10.2.2003	10.2.2003-10.1.2008	1.84	2,885,000
				3,985,000
				14,835,000

Disclosure of Interest *(Continued)*

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures

(Continued)

(b) GP Ind's share option scheme:

Name of Director	Date of grant	Exercisable period	Exercise Price S$	Number of option shares: Outstanding at 4.1.2006	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2006
Victor LO Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	384,000
	9.15.2003	9.15.2004-9.14.2013	0.880	384,000	–	–	384,000
	7.5.2004	7.5.2005-7.4.2014	1.030	400,000	–	–	400,000
LEUNG Pak Chuen	9.15.2003	9.15.2004-9.14.2013	0.880	350,000	–	–	350,000
	7.5.2004	7.5.2005-7.4.2014	1.030	380,000	–	–	380,000
Andrew CHUANG Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	130,000
	9.15.2003	9.15.2004-9.14.2013	0.880	130,000	–	–	130,000
	7.5.2004	7.5.2005-7.4.2014	1.030	150,000	–	–	150,000
CHAU Kwok Wai	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
Raymond WONG Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	(110,000)	–	–
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	(220,000)	–	–
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	(140,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	140,000	–	–	140,000
	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
				4,488,000	(470,000)	–	4,018,000

Disclosure of Interest *(Continued)*

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

(b) GP Ind's share option scheme: (Continued)

Name of Director	Date of grant	Exercisable period	Exercise Price S$	Number of option shares: Outstanding at 4.1.2006	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2006
Directors of GP Ind	9.15.2003	9.15.2004-9.14.2013	0.880	300,000	–	–	300,000
	7.5.2004	7.5.2005-7.4.2014	1.030	350,000	–	–	350,000
Non-executive directors of GP Ind	4.4.2001	4.4.2003-4.3.2006	0.620	140,000	(140,000)	–	–
	8.14.2002	8.14.2003-8.13.2007	0.550	154,000	–	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	240,000	–	–	240,000
	7.5.2004	7.5.2005-7.4.2009	1.030	270,000	–	–	270,000
Employees of the Group	4.14.2000	4.14.2002-4.13.2010	0.456	337,000	–	–	337,000
	4.4.2001	4.4.2003-4.3.2011	0.620	1,266,000	–	–	1,266,000
	8.14.2002	8.14.2003-8.13.2012	0.550	558,000	–	–	558,000
	9.15.2003	9.15.2004-9.14.2013	0.880	2,452,000	–	–	2,452,000
	7.5.2004	7.5.2005-7.4.2014	1.030	2,940,000	–	(26,000)	2,914,000
				9,007,000	(140,000)	(26,000)	8,841,000
				13,495,000	(610,000)	(26,000)	12,859,000

Note: The market prices of the shares of GP Ind on the dates of which options were exercised for the period from April 3, 2006 to April 18, 2006 were ranged from S$0.710 to S$0.725 per share. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.712.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures
(Continued)

(c) CIHL's share option scheme:

				Number of option shares		
Name of Director	Date of grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2006	Cancelled during the period	Outstanding at 9.30.2006
Victor LO Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	(200,000)	–
CHAU Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	(160,000)	–
				360,000	(360,000)	–
Directors of CIHL	5.25.2000	5.25.2002-5.24.2010	2.025	30,000	(30,000)	–
Employees of the Group	5.25.2000	5.25.2002-5.24.2010	1.9125	109,000	(109,000)	–
	5.25.2000	5.25.2002-5.24.2010	2.025	5,000	(5,000)	–
				144,000	(144,000)	–
				504,000	(504,000)	–

(d) GPBI's share option scheme:

				Number of option shares			
Name of Director	Date of Grant	Exercisable period	Exercise Price *S$*	Outstanding at 4.1.2006	Exercised during the period	Cancelled during the period	Outstanding at 9.30.2006
Andrew NG Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	–	–	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000	–	–	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	190,000	–	–	190,000
	6.25.2003	6.25.2005-6.24.2013	2.500	190,000	–	–	190,000
Richard KU Yuk Hing	6.25.2003	6.25.2005-6.24.2013	2.500	170,000	–	–	170,000
Raymond WONG Wai Kan	8.5.2002	8.5.2004-8.4.2012	1.250	120,000	(120,000)	–	–
	6.25.2003	6.25.2005-6.24.2013	2.500	120,000	–	(120,000)	–

Disclosure of Interest *(Continued)*

Saved as disclosed above, as at September 30, 2006, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

Substantial Shareholder

As at September 30, 2006, the following person (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Capacity	Number of ordinary shares held	Approximate percentage of issued shares
Schneider Electric Industries, S.A.	Beneficial owner	54,564,000	9.93%

Saved as disclosed above, as at September 30, 2006, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Compliance with the Code on Corporate Governance Practices

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the period, except for the following deviations:

Code Provision A.2.1 stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor Lo Chung Wing is currently the Chairman & Chief Executive of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses have been separately listed and each run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. The Company's non-executive directors were not appointed for a specific term but is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Article of Association.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules as its code of conduct regarding the directors' securities transactions. Having made specific enquiring of all Directors, the Company confirmed that all Directors have complied with the required standard set out in Appendix 10 of the Listing Rules throughout the period.

Audit Committee

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The unaudited interim financial statements for the six months ended September 30, 2006 have been reviewed by the Company's audit committee.

Board of Directors

As at the date of this report, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung and Mr. Chau Kwok Wai as Executive Directors, Mr. Raymond Wong Wai Kan and Mr. Vincent Cheung Ting Kau as Non-Executive Directors, Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, November 21, 2006

遵守「企業管治常規守則」

除以下所述之偏離行為者，本公司已遵從載於上市規則附錄14「企業管治常規守則」之守則條文。

守則條文第A.2.1條規定主席及行政總裁之職能應分離，而不應同時由一人兼任。羅仲榮先生為本公司主席兼總裁。由於集團之主要業務已分別上市並由不同董事局管理，董事局認為此架構不會影響董事局及管理層兩者之間的權力和職權的平衡。

守則條文第A.4.1條規定非執行董事的委任應有指定任期，並須接受重新選舉。本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。

遵守「董事進行證券交易的標準守則」

本公司已就董事進行的證券交易，採納載於上市規則附錄10「董事進行證券交易的標準守則」作行為守則。經向本公司董事充分諮詢後，本公司有理由相信於期內董事已遵守上市規則附錄10所規定的準則。

審核委員會

本公司遵守上市規則第3.21條規定成立審核委員會，以審閱及監察本集團之財務匯報及內部監控等事項。審核委員會包括本公司三位獨立非執行董事及一位非執行董事。審核委員會並已審閱本公司截至二零零六年九月三十日止六個月之未經審核中期財務報表。

董事局

截至本報告刊發日期，本公司董事局成員包括：執行董事羅仲榮先生（主席兼總裁）、吳崇安先生（副主席）、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生及周國偉先生，非執行董事王維勤先生及張定球先生，以及獨立非執行董事呂明華先生、陳志聰先生及陳其鑣先生。

承董事局命
公司秘書
黃文傑

香港，二零零六年十一月二十一日

權益之披露（續）

除以上所披露外，於二零零六年九月三十日，本公司之董事及總裁沒有於本公司或其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節第七及八分部須通知本公司及香港聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

主要股東

於二零零六年九月三十日，下列人士（非本公司之董事或總裁）擁有根據證券及期貨條例第十五節第二及三分部須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之已發行股本面值5%或以上：

股東名稱	身份	持有普通股數目	股權百分比
Schneider Electric Industries, S.A.	受益人	54,564,000	9.93%

除以上所披露者外，於二零零六年九月三十日，公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節第二及三分部須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之已發行股本面值5%或以上。

本公司上市證券之買賣及贖回

於期內，公司及其任何附屬公司沒有買賣或贖回本公司之任何上市證券。

(2) 董事及總裁購買股份或債券之權利 *(續)*

(c) CIHL購股權計劃:

董事	授予日期	可行使之日期	行使價格 坡元	認股權數目 於二零零六年四月一日尚未行使	期內註銷	於二零零六年九月三十日尚未行使
羅仲榮	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	(200,000)	
周國偉	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	(160,000)	–
				360,000	(360,000)	–
CIHL之董事	5.25.2000	5.25.2002-5.24.2010	2.025	30,000	(30,000)	–
本集團僱員	5.25.2000	5.25.2002-5.24.2010	1.9125	109,000	(109,000)	–
	5.25.2000	5.25.2002-5.24.2010	2.025	5,000	(5,000)	–
				144,000	(144,000)	–
				504,000	(504,000)	–

(d) 金山電池購股權計劃:

董事	授予日期	可行使之日期	行使價格 坡元	認股權數目 於二零零六年四月一日尚未行使	期內行使	期內註銷	於二零零六年九月三十日尚未行使
吳崇安	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	–	–	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000	–	–	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	190,000	–	–	190,000
	6.25.2003	6.25.2005-6.24.2013	2.500	190,000	–	–	190,000
顧玉興	6.25.2003	6.25.2005-6.24.2013	2.500	170,000	–	–	170,000
王維勤	8.5.2002	8.5.2004-8.4.2012	1.250	120,000	(120,000)	–	–
	6.25.2003	6.25.2005-6.24.2013	2.500	120,000	–	(120,000)	–

(2) 董事及總裁購買股份或債券之權利 *(續)*

(b) GP工業購股權計劃：(續)

				認股權數目			
董事	授予日期	可行使之日期	行使價格 *坡元*	於二零零六年四月一日尚未行使	期內行使	期內註銷	於二零零六年九月三十日尚未行使
GP工業之董事	9.15.2003	9.15.2004-9.14.2013	0.880	300,000	–	–	300,000
	7.5.2004	7.5.2005-7.4.2014	1.030	350,000	–	–	350,000
GP工業之非執行董事	4.4.2001	4.4.2003-4.3.2006	0.620	140,000	(140,000)	–	–
	8.14.2002	8.14.2003-8.13.2007	0.550	154,000	–	–	154,000
	9.15.2003	9.15.2004-9.14.2008	0.880	240,000	–	–	240,000
	7.5.2004	7.5.2005-7.4.2009	1.030	270,000	–	–	270,000
本集團僱員	4.14.2000	4.14.2002-4.13.2010	0.456	337,000	–	–	337,000
	4.4.2001	4.4.2003-4.3.2011	0.620	1,266,000	–	–	1,266,000
	8.14.2002	8.14.2003-8.13.2012	0.550	558,000	–	–	558,000
	9.15.2003	9.15.2004-9.14.2013	0.880	2,452,000	–	–	2,452,000
	7.5.2004	7.5.2005-7.4.2014	1.030	2,940,000	–	(26,000)	2,914,000
				9,007,000	(140,000)	(26,000)	8,841,000
				13,495,000	(610,000)	(26,000)	12,859,000

附註： 於二零零六年四月三日至二零零六年四月十八日GP工業認股權被行使期間，GP工業股份之市價範圍由每股0.710坡元至0.725坡元。認股權行使前GP工業股份收市價之加權平均數為0.712坡元。

(2) 董事及總裁購買股份或債券之權利 *(續)*

(b) GP工業購股權計劃:

				認股權數目			
董事	授予日期	可行使之日期	行使價格 *坡元*	於二零零六年四月一日尚未行使	期內行使	期內註銷	於二零零六年九月三十日尚未行使
羅仲榮	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	384,000
	9.15.2003	9.15.2004-9.14.2013	0.880	384,000	–	–	384,000
	7.5.2004	7.5.2005-7.4.2014	1.030	400,000	–	–	400,000
梁伯全	9.15.2003	9.15.2004-9.14.2013	0.880	350,000	–	–	350,000
	7.5.2004	7.5.2005-7.4.2014	1.030	380,000	–	–	380,000
莊紹樑	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	130,000
	9.15.2003	9.15.2004-9.14.2013	0.880	130,000	–	–	130,000
	7.5.2004	7.5.2005-7.4.2014	1.030	150,000	–	–	150,000
周國偉	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
王維勤	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	(110,000)	–	–
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	(220,000)	–	–
	8.14.2002	8.14.2003-8.13.2012	0.550	140,000	(140,000)	–	–
	9.15.2003	9.15.2004-9.14.2013	0.880	140,000	–	–	140,000
	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	–	–	180,000
				4,488,000	(470,000)	–	4,018,000

(2) 董事及總裁購買股份或債券之權利

於截至二零零六年九月三十日止六個月期內，授予本公司董事之本公司、GP工業、CIHL及金山電池購股權之變動表列如下。

(a) 本公司購股權計劃：

董事	授予日期	可行使之日期	行使價格 *港元*	於二零零六年四月一日及九月三十日尚未行使之認股權數目
羅仲榮	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000
吳崇安	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000
羅仲炳	10.18.2002	4.18.2003-10.17.2007	1.17	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
羅仲煒	10.18.2002	4.18.2003-10.17.2007	1.17	650,000
	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
顧玉興	10.2.2003	10.2.2003-10.1.2008	1.84	500,000
莊紹樑	10.2.2003	10.2.2003-10.1.2008	1.84	500,000
周國偉	10.18.2002	4.18.2003-10.17.2007	1.17	500,000
	10.2.2003	10.2.2003-10.1.2008	1.84	600,000
王維勤	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
張定球	10.18.2002	4.18.2003-10.17.2007	1.17	300,000
	10.2.2003	10.2.2003-10.1.2008	1.84	400,000
呂明華	10.18.2002	4.18.2003-10.17.2007	1.17	250,000
	10.2.2003	10.2.2003-10.1.2008	1.84	300,000
				10,850,000
僱員	10.18.2002	4.18.2003-10.17.2007	1.17	1,100,000
	10.2.2003	10.2.2003-10.1.2008	1.84	2,885,000
				3,985,000
				14,835,000

(1) 董事及總裁於本公司及其聯營公司證券之權益 *(續)*

(b) 公司之聯營公司股份權益(好倉)

於二零零六年九月三十日，各董事及總裁於GP工業有限公司(「GP工業」)佔49.2%權益之聯營公司金山電池國際有限公司(「金山電池」)，金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司(「金山電能」)以及本公司佔69.3%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

	持有普通股份數目及所佔公司已發行股份百份比					
	金山電池		金山電能		GP工業	
董事	*股份數目*	*百份比*	*股份數目*	*百份比*	*股份數目*	*百份比*
羅仲榮	200,000	0.18	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	378,412	0.07
羅仲炳	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–
梁伯全	–	–	–	–	1,608,000	0.28
顧玉興	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	481,232	0.08
王維勤	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	20,000	0.02	–	–	–	–
呂明華	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–
陳其鑣	–	–	–	–	–	–

除以上所披露外，於二零零六年九月三十日，各董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

權益之披露

於二零零六年九月三十日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節第七及八分部須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

(1) 董事及總裁於本公司及其聯營公司證券之權益

(a) 公司股份之權益（好倉）

於二零零六年九月三十日，各董事及總裁擁有公司普通股份之權益如下：

董事	持有普通股份數目			公司已發行股份之百分比
	個人權益	家族權益	權益總數	%
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

業績概要

本集團截至二零零六年九月三十日止六個月之營業額為1,002,000,000港元，與去年同期之1,077,000,000港元比較，減少7%。未經審核股東應佔綜合溢利為47,300,000港元，比去年同期增加10%。基本每股盈利為8.6港仙，去年同期則為7.8港仙。

中期股息

董事局議決派發中期股息每股3.0港仙（二零零五年：3.0港仙）。以二零零六年十一月二十日（即本中期業績報告前之最後可行日期）已發行股份總數計算，合共派發股息約為16,479,000港元（二零零五年：16,479,000港元）。股息權證將於二零零六年十二月二十八日寄予於二零零六年十二月十五日之本公司登記股東。

暫停辦理股東登記

本公司將於二零零六年十二月十二日至二零零六年十二月十五日（包括首尾兩天）暫停辦理過戶登記，期間不會登記股份之轉讓。

如欲獲派中期股息，所有過戶文件連同有關股票須於二零零六年十二月十一日下午四時前一併送達本公司股票過戶登記處雅柏勤證券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

10. 應付賬項及費用

以下為於申報日期結算之應付賬項及費用之賬齡分析：

	二零零六年九月三十日 千港元	二零零六年三月三十一日 千港元
0-60天	**711,158**	555,331
61-90天	**49,307**	35,617
超過90天	**92,040**	65,353
	852,505	656,301

11. 或然負債及資本承擔

(a) 或然負債

	二零零六年九月三十日 千港元	二零零六年三月三十一日 千港元
就聯營公司獲授信貸而向銀行提供擔保	**160,660**	162,138

(b) 資本承擔

	二零零六年九月三十日 千港元	二零零六年三月三十一日 千港元
關於物業、廠房及設備已簽約但未在財務報表撥備之資本承擔	**538**	143

12. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月 二零零六年 千港元	二零零五年 千港元
出售予聯營公司及共同控制公司	**18,702**	31,629
購買自聯營公司	**49,544**	41,771
自聯營公司之管理費收入	**5,163**	5,605
自聯營公司之租金收入	**3,897**	3,921

於申報日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零六年九月三十日 千港元	二零零六年三月三十一日 千港元
應收聯營公司	**12,413**	13,847
應付聯營公司	**17,541**	9,150

7. 每股盈利

每股基本盈利及攤薄盈利乃根據下列數據計算：

	截至九月三十日止六個月 二零零六年 *千港元*	 二零零五年 *千港元*
盈利		
全期純利及計算基本每股盈利之溢利	**47,277**	42,820
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	**(182)**	(185)
計算攤薄每股盈利之盈利	**47,095**	42,635
	'000	*'000*
股份數目		
計算基本每股盈利之股份加權平均數	**549,285**	548,640
認股權之可攤薄潛在股份之影響	**–**	1,311
計算攤薄每股盈利之股份加權平均數	**549,285**	549,951

8. 物業、廠房及設備

於期內，本集團耗資約21,770,000港元（截至二零零五年九月三十日止六個月：43,359,000港元）於物業、廠房及設備，以擴展其業務。

9. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶之信貸一般由三十至九十天不等。以下為於申報日期結算之應收賬項、應收票據及預付款項之賬齡分析：

	二零零六年 九月三十日 *千港元*	二零零六年 三月三十一日 *千港元*
0-60天	**818,395**	584,279
61-90天	**27,599**	12,606
超過90天	**361,343**	379,335
	1,207,337	976,220

4. 營業溢利

	截至九月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
營業溢利已減除以下項目：		
遞延支出攤銷	**1,940**	8,019
商標攤銷	**2,091**	2,091
物業，廠房及設備折舊		
擁有之資產	**23,920**	30,936
財務租賃之資產	**495**	805

5. 投資淨（虧損）收益

	截至九月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
出售可供出售投資變現之收益	–	187
持有可供出售投資未變現之淨虧損	**(9,298)**	–
	(9,298)	187

6. 稅項

	截至九月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
香港利得稅	**1,912**	2,169
香港以外地區稅項	**6,828**	12,183
遞延稅項	**4,045**	451
	12,785	14,803

香港利得稅乃就是期度估計應課稅溢利按稅率17.5%（二零零五年：17.5%）計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

截至二零零五年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
營業額						
對外銷售	137,718	922,407	–	17,168	–	1,077,293
內部對銷	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

內部業務銷售乃按現行市場價格進行。

業績						
業務業績	6,804	25,849	–	(13,979)	–	18,674
不能分類之企業費用						(23,546)
其他收入						75,650
營業溢利						70,778
投資淨收益						187
財務成本						(55,658)
所佔聯營公司業績	(828)	37,524	17,413	(254)	–	53,855
所佔共同控制公司業績	–	–	–	(17,749)	–	(17,749)
應當出售／出售部份附屬公司權益之收益						6,063
應當出售部份聯營公司權益之虧損						(41)
除税前溢利						57,435
税項						(14,803)
除税後溢利						42,632
屬於：						
本公司資本股東						42,820
少數股東權益						(188)
						42,632

(b) *地域分類*

集團以市場地域而非貨品來源之銷售分析如下：

	截至九月三十日止六個月 **二零零六年** *千港元*	 二零零五年 *千港元*
中華人民共和國		
香港	**46,573**	61,621
內地	**75,236**	141,869
其它亞洲國家	**349,229**	294,276
歐洲	**207,955**	257,416
北美及南美洲	**291,393**	285,201
澳洲及新西蘭	**26,300**	33,716
其他	**5,226**	3,194
	1,001,912	1,077,293

3. 分類資料

本集團分類資料之分析如下：

(a) *以業務分類*

以主要活動分析營業額及除稅前溢利如下：

截至二零零六年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
營業額						
對外銷售	–	979,425	–	22,487	–	1,001,912
內部對銷	–	–	–	–	–	–
	–	979,425	–	22,487	–	1,001,912

內部業務銷售乃按現行市場價格進行。

業績						
業務業績	3,590	31,466	–	(21,385)	–	13,671
不能分類之企業費用						(23,332)
其他收入						75,106
營業溢利						65,445
投資淨虧損						(9,298)
財務成本						(74,602)
所佔聯營公司業績	(247)	52,271	12,062	(113)	–	63,973
出售／應當出售附屬公司權益之虧損						(6,978)
出售部份／應當出售部份聯營公司權益之收益						36,994
除稅前溢利						75,534
稅項						(12,785)
除稅後溢利						62,749
屬於：						
本公司資本股東						47,277
少數股東權益						15,472
						62,749

未經審核中期財務報表附註

1. **編制基準**

此未經審核中期財務報告乃遵照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」之規定，及採用香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16之披露要求而編制。

2. **主要會計政策**

除若干物業及金融工具以公平價值或重估價值計算外，綜合財務報告按歷史成本規則編訂。除集團因採用於二零零六年四月一日或其後開始之會計年度期間生效之新／經修訂會計準則而改變之若干會計政策外，集團於編訂綜合財務報告採用之會計政策與集團編訂二零零六年三月三十一日年度財務報告採用之會計政策一致。採用該等會計準則對財務報告並無重大影響。

本集團並無提早應用下列已頒佈但未生效之新準則、修訂或詮釋。本公司董事預期，應用此等準則、修訂或詮釋將不會對本集團財務報表造成任何重大影響。

香港會計準則第1號（修訂本）	資本披露[1]
香港財務報告準則第7號	財務工具：披露[1]
香港(IFRIC)－詮釋第8號	香港財務報告準則第2號之範疇[2]
香港(IFRIC)－詮釋第9號	內含衍生工具之重估[3]
香港(IFRIC)－詮釋第10號	中期財務報告及減值[4]

[1] 於二零零七年一月一日或其後開始之年度期間生效。
[2] 於二零零六年五月一日或其後開始之年度期間生效。
[3] 於二零零六年六月一日或其後開始之年度期間生效。
[4] 於二零零六年十一月一日或其後開始之年度期間生效。

股本儲備 *千港元*	股本贖回儲備 *千港元*	可供出售投資儲備 *千港元*	股息儲備 *千港元*	保留溢利 *千港元*	歸屬於本公司股本股東 *千港元*	上市附屬公司購股權儲備 *千港元*	少數股東權益 *千港元*	合計 *千港元*
1,127	35,358	–	16,479	1,061,571	1,274,023	–	844,965	2,118,988
–	–	–	–	(11,195)	(8,189)	3,595	–	(4,594)
1,127	35,358	–	16,479	1,050,376	1,265,834	3,595	844,965	2,114,394
–	–	–	–	(507,685)	30,948	–	(320)	30,628
1,127	35,358	–	16,479	542,691	1,296,782	3,595	844,645	2,145,022
–	–	–	–	–	5,612	–	–	5,612
–	–	–	–	–	–	–	(418)	(418)
–	–	–	–	–	–	–	(32,867)	(32,867)
3	–	(8,253)	–	–	(7,695)	256	(1,098)	(8,537)
–	–	–	–	42,820	42,820	–	(188)	42,632
–	–	–	–	–	–	600	87	687
–	–	(111,681)	–	–	(111,681)	–	(20,987)	(132,668)
–	–	–	(16,479)	–	(16,479)	–	–	(16,479)
–	–	–	16,479	(16,479)	–	–	–	–
–	–	–	–	–	–	–	(6,763)	(6,763)
–	–	–	–	–	(7,784)	–	(10,392)	(18,176)
1,130	35,358	(119,934)	16,479	569,032	1,201,575	4,451	772,019	1,978,045

簡明綜合權益變動表（續）

截至二零零五年九月三十日止六個月

	股本 千港元	股本溢價 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元	商譽儲備 千港元
於二零零五年三月三十一日						
－如前所載	272,630	460,336	12,291	100,603	(147,739)	(538,633)
－會計政策變更之影響	–	–	–	–	3,006	–
－重新編列	272,630	460,336	12,291	100,603	(144,733)	(538,633)
採納新會政策則之前期調整	–	–	–	–	–	538,633
於二零零五年四月一日（重新編列）	272,630	460,336	12,291	100,603	(144,733)	–
發行新股（扣除開支）	2,013	3,599	–	–	–	–
於附屬公司之額外投資	–	–	–	–	–	–
應當出售／出售部份附屬公司權益	–	–	–	–	–	–
所佔聯營公司儲備	–	–	–	–	555	–
期內純利	–	–	–	–	–	–
購股權開支	–	–	–	–	–	–
可供出售投資公平值之改變	–	–	–	–	–	–
已派發股息 －二零零五年末期股息	–	–	–	–	–	–
已宣派股息 －二零零六年中期股息	–	–	–	–	–	–
付予少數股東之股息	–	–	–	–	–	–
貨幣調整	–	–	–	–	(7,784)	–
於二零零五年九月三十日	274,643	463,935	12,291	100,603	(151,962)	–

股本 贖回儲備 *千港元*	可供出售 投資儲備 *千港元*	股息儲備 *千港元*	保留溢利 *千港元*	歸屬 於本公司 股本股東 *千港元*	上市 附屬公司 購股權 儲備 *千港元*	少數股東 權益 *千港元*	合計 *千港元*
35,358	(118,585)	16,479	570,607	1,180,400	4,654	773,817	1,958,871
–	–	–	2,814	–	–	–	–
–	–	–	–	168	–	407,004	407,172
–	–	–	–	130	–	20	150
–	–	–	–	–	–	(460,187)	(460,187)
–	9,706	–	–	13,181	–	1,992	15,173
–	–	–	47,277	47,277	–	15,472	62,749
–	(27,480)	–	–	(27,480)	–	2,484	(24,996)
–	–	(16,479)	–	(16,479)	–	–	(16,479)
–	–	16,479	(16,479)	–	–	–	–
–	–	–	–	–	–	3,461	3,461
–	–	–	–	–	–	(107,943)	(107,943)
–	–	–	–	11,663	–	14,126	25,789
35,358	(136,359)	16,479	604,219	1,208,860	4,654	650,246	1,863,760

簡明綜合權益變動表

截至二零零六年九月三十日止六個月

	股本 *千港元*	股本溢價 *千港元*	法定盈餘 *千港元*	物業 重估儲備 *千港元*	換算儲備 *千港元*	股本儲備 *千港元*
於二零零六年四月一日	274,643	463,935	16,182	98,189	(177,535)	1,127
自儲備轉出	–	–	(2,814)	–	–	–
出售／應當出售附屬公司權益	–	–	168	–	–	–
出售部份聯營公司權益	–	–	–	–	176	(46)
購入附屬公司額外權益	–	–	–	–	–	–
所佔聯營公司儲備	–	–	–	–	3,469	6
期內純利	–	–	–	–	–	–
可供出售投資公平值之改變	–	–	–	–	–	–
已派發股息 －二零零六年末期股息	–	–	–	–	–	–
已宣派股息 －二零零七年中期股息	–	–	–	–	–	–
少數股東提供股本	–	–	–	–	–	–
付予少數股東之股息	–	–	–	–	–	–
貨幣調整	–	–	–	–	11,663	–
於二零零六年九月三十日	274,643	463,935	13,536	98,189	(162,227)	1,087

簡明綜合現金流量表

截至九月三十日止六個月

	二零零六年 （未經審核） 千港元	二零零五年 （未經審核） 千港元
經營業務（使用）產生之現金淨額	**(87,928)**	18,610
投資業務使用之現金淨額	**(60,018)**	(5,717)
融資活動產生之現金淨額	**228,741**	131,575
現金及等值現金之增加	**80,795**	144,468
期初之現金及等值現金	**787,244**	340,633
外幣兑換率變動之影響	**15,582**	(4,410)
期末之現金及等值現金	**883,621**	480,691

簡明綜合資產負債表

	附註	二零零六年 九月三十日 (未經審核) 千港元	二零零六年 三月三十一日 (已審核) 千港元
資產及負債			
非流動資產			
投資物業		**105,700**	105,700
物業、廠房及設備	8	**278,963**	305,558
預付租賃款項		**37,582**	37,820
所佔聯營公司權益		**1,450,313**	1,408,147
非上市股本投資		**201,193**	197,336
可供出售投資		**358,922**	367,554
商標		**46,010**	48,102
長期應收賬項		**647,964**	614,658
遞延支出		**36,895**	38,802
商譽		**64,946**	35,142
遞延稅項資產		**12,675**	15,234
		3,241,163	3,174,053
流動資產			
存貨		**346,036**	277,228
應收賬項、應收票據及預付款項	9	**1,207,337**	976,220
預付租賃款項		**951**	951
應收股息		**10,615**	3,947
可收回稅項		**1,227**	892
衍生金融工具		**17,085**	21,344
銀行結存、存款及現金		**899,212**	791,476
		2,482,463	2,072,058
流動負債			
應付賬項及費用	10	**852,505**	656,301
財務租賃責任		**2,905**	3,487
稅項		**22,250**	17,616
銀行貸款、透支及商業信貸		**1,674,030**	1,018,967
衍生金融工具		**–**	2,451
		2,551,690	1,698,822
淨流動(負債)/資產		**(69,227)**	373,236
總資產減去流動負債		**3,171,936**	3,547,289
非流動負債			
借款		**1,295,791**	1,577,438
遞延稅項負債		**12,385**	10,980
		1,308,176	1,588,418
資產淨值		**1,863,760**	1,958,871
資本及儲備			
股本		**274,643**	274,643
儲備		**934,217**	905,757
公司股東應佔權益		**1,208,860**	1,180,400
上市附屬公司購股權儲備		**4,654**	4,654
少數股東權益		**650,246**	773,817
權益總額		**1,863,760**	1,958,871

未經審核簡明綜合損益表

截至九月三十日止六個月

	附註	二零零六年 (未經審核) 千港元	二零零五年 (未經審核) 千港元
營業額	3	**1,001,912**	1,077,293
銷售成本		**(784,963)**	(855,221)
毛利		**216,949**	222,072
其他收入		**89,953**	101,748
銷售及分銷支出		**(95,915)**	(105,068)
行政支出		**(145,542)**	(147,974)
營業溢利	4	**65,445**	70,778
投資淨(虧損)收益	5	**(9,298)**	187
財務成本		**(74,602)**	(55,658)
所佔聯營公司業績		**63,973**	53,855
所佔共同控制公司業績		**–**	(17,749)
出售/應當出售/出售部份 附屬公司權益之(虧損)收益		**(6,978)**	6,063
出售部份/應當出售部份聯營公司 權益之收益(虧損)		**36,994**	(41)
除税前溢利		**75,534**	57,435
税項	6	**(12,785)**	(14,803)
除税後溢利		**62,749**	42,632
屬於:			
本公司資本股東		**47,277**	42,820
少數股東權益		**15,472**	(188)
		62,749	42,632
中期股息		**16,479**	16,479
每股盈利	7		
基本		**8.6仙**	7.8仙
攤薄		**8.5仙**	7.7仙

財務回顧

集團於期內之總資產增加478,000,000港元至5,724,000,000港元。銀行貸款淨額增加266,000,000港元至2,074,000,000港元。於二零零六年九月三十日，集團之股東資金及少數股東權益合共1,864,000,000港元；集團之借貸比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1.11（二零零六年三月三十一日：0.93）。本公司之借貸比率為0.91（二零零六年三月三十一日：0.97），GP工業之借貸比率為0.5（二零零六年三月三十一日：0.35），而金山電池之借貸比率為0.73（二零零六年三月三十一日：0.75）。

於二零零六年九月三十日，集團有56%（二零零六年三月三十一日：39%）之銀行貸款屬循環性或一年內償還借貸，其餘44%（二零零六年三月三十一日：61%）則大部份為一年至五年內償還貸款。集團之銀行貸款大部份以浮息計算。美元、新加坡元及港元銀行貸款所佔比例分別約為11%、35%及51%。

集團之外幣匯率風險主要產生自其淨現金流動及換算其海外附屬公司之淨貨幣資產或負債。集團及其主要聯營公司貫徹其審慎管理外匯及利率風險的策略：透過安排遠期合約、貨幣掉期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的風險減至最低。

員工人數及薪酬制度

於二零零六年九月三十日，集團之主要業務部門在全球聘用員工超過15,500人（二零零六年三月三十一日：18,000）。集團定期檢討其薪酬及福利制度，以確保於集團經營業務之地區能與當地勞動市場保持一致水平。除了基本薪金外，集團會視乎業績決定發放獎金予合資格員工。

展望

市場競爭激烈、原材料價格上升、利率高企及人民幣強勁將繼續影響集團大部份業務。金山電池調高產品價格的市場反應仍未明朗，金山電池將密切留意有關影響。

GP工業出售部份汽車配線業務將令其營業額減少，而來自汽車配線業務的經營溢利亦會下跌。GP工業完成CIHL之私有化有助其更靈活運用財務資源，並為其開拓更具潛力的業務作好準備。

集團會繼續投資研發新產品，加強控制成本措施，以及鞏固其銷售和分銷能力。集團亦會加快推出新產品以迎合不同客戶的需要，並在亞洲和歐洲推廣GP品牌。

2. 金山電池(由GP工業持有其49.2%權益)

- 金山電池集團調高鎳氫充電池價格帶來的市場反應持續,營業額因而下跌。不過,由於一次性柱型電池包括鹼性及碳鋅電池的營業額增加,抵銷鎳氫充電池的部份跌幅。

- 雖然原材料價格顯著上升,但金山電池實施多項減省成本措施繼續奏效,因此毛利率僅輕微下跌。

- 金山電池集團與兩家公司簽署協議,在台灣成立合資公司-統量電能股份有限公司,從事高功率鋰聚合物電池的電池模組設計及全球銷售管理。高功率鋰聚合物電池主要用於電動工具和電動單車。

- 金山電池擁有49%股權的聯營公司-寧波超霸三洋能源有限公司(「寧波超霸三洋能源」)已與保險公司解決早前因廠房失火之損失賠償事宜。金山電池與其日本的業務夥伴亦已就重組寧波超霸三洋能源達成協議,待有關機構批准後,寧波超霸三洋能源將成為金山電池之附屬公司。寧波超霸三洋能源預計可於二零零七年度重新投入運作。

科技及策略部

由金山工業及GP工業分別持有30.5%及19.3%股權的兆光科技有限公司的業務銷售錄得12%增長。雖然全球市場價格競爭激烈,惟兆光科技於上年度縱向整合生產發光二極管大型屏幕,有助其維持盈利率。兆光科技除了是全球大型屏幕租賃市場的主要供應商之一,於期內在急速發展的全球電子廣告標板市場也取得良好進展。

金山工業(集團)有限公司(「本公司」)董事局謹公佈本公司及其附屬公司(「本集團」)截至二零零六年九月三十日止六個月之未經審核綜合業績。

摘要

- 綜合營業額減少7%至1,002,000,000港元
- 所有部門營業額為3,258,000,000港元
- 股東應佔溢利增加10%至47,300,000港元
- 每股盈利由7.8港仙增加至8.6港仙
- 建議派發中期股息每股3.0港仙(二零零五/零六年:3.0港仙)

業務回顧

營業額由1,077,000,000港元減少7%至1,002,000,000港元。主要由於兆光科技有限公司之營業額自二零零五年八月起不被綜合入賬。股東應佔溢利由42,800,000港元增加10%至47,300,000港元。

GP工業－金山工業擁有69.3%股權

1. 電子部

- 電子產品及零部件業務－銷售下跌15%,加上經營溢利和其他營運收益減少,電子產品及零部件對未計利息、稅項及特殊項目之經營溢利的貢獻下跌27%。
- 電纜及汽車配線業務－汽車配線之銷售下跌2%。由於在中國的汽車配線聯營公司的盈利貢獻有增長,故此未計利息、稅項及特殊項目之溢利增加28%。GP工業擁有45.13%股權之電纜聯營公司－樂庭實業的業務繼續表現出色,盈利貢獻增長逾90%。來自汽車配線及電纜業務之未計利息、稅項及特殊項目之溢利增長超過60%。於二零零六年九月,GP工業出售其於汽車配線業務的部份權益,GP工業因有關出售交易錄得特殊收益約7,100,000坡元。
- 揚聲器業務－揚聲器業務的營業額錄得良好增長。銷售上升26%,主要由於推出的新產品市場反應良好。銷往歐洲之銷售增加37%,而出口至美國之銷售亦上升48%。因此,相比去年同期未計利息和稅項而錄得虧損,揚聲器業務已轉虧為盈。
- CIH Limited(「CIHL」)－從事照明系統業務的CIHL之營業額為4,600,000坡元。CIHL之未計特殊項目之經營溢利貢獻上升,主要由於利息收入增加及開支減少。
- GP工業於期內從公開市場購入CIHL股份,於私有化CIHL之項目完成時亦購入了其餘的CIHL股份。

集團架構



金山工業（集團）有限公司
（香港上市）
GP工業有限公司
（新加坡上市）
69.3%*
科技及策略部
電子部
電子及零部件
電纜及汽車配線
揚聲器
LED大型屏幕
（兆光科技19.3%權益）
照明系統及其他投資
金山電池
國際有限公司
充電池
一次性電池
（新加坡上市）
49.2%*
兆光科技有限公司
（30.5%）
LED大型屏幕
國際之獅有限公司#
（100%）
分銷業務

* 百份率為金山工業或GP工業於二零零六年十一月二十一日所持之股權

\# 持有一幢自用的工業大廈

集團簡介

金山工業集團為一家亞洲跨國集團，透過其主要投資工具 — GP工業有限公司擁有多個優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別，如「GP超霸」電池、「KEF」揚聲器及「LIGHTHOUSE」LED大型屏幕，已成為業內之著名品牌。

集團母公司金山工業（集團）有限公司於1964年成立，並自1984年在香港上市。金山工業現時擁有GP工業約69.3%*股權；GP工業則擁有金山電池國際有限公司49.2%*股權。GP工業及金山電池均在新加坡上市。

GP工業主要從事發展、產製及經銷電子及零部件、電纜及汽車配線、揚聲器及照明系統，同時擁有其他業務的投資項目。金山電池則主要從事發展、產製及銷售電池及其他有關產品。

集團旗下之科技及策略部及GP工業分別擁有兆光科技有限公司30.5%及19.3%股權。兆光科技有限公司採用先進之高亮度 LED技術產製大型屏幕，現為全球之主要戶內及戶外 LED大型屏幕供應商。

* 於二零零六年十一月二十一日

公司資料

董事局

執行董事
羅仲榮，*主席兼總裁*
吳崇安，*副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

審計委員會

呂明華，*主席*
張定球
陳志聰
陳其鑣

薪酬委員會

陳志聰，*主席*
呂明華
陳其鑣
羅仲榮
周國偉

核數師

德勤•關黃陳方會計師行

秘書及註冊辦事處

黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電郵：gp@goldpeak.com
網址：www.goldpeak.com

股票過戶登記處

雅柏勤證券登記有限公司
香港皇后大道東28號
金鐘匯中心26樓

美國預託證券機構

The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY10286, USA

股票代號

香港聯交所	40
美國預託證券	GPINY US
彭博資訊	40 HK
路透社	0040 HK

重要日期

截止過戶：	二零零六年十二月十二日至十二月十五日
派發中期股息：	於二零零六年十二月二十八日

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

二零零六/零七年度

中期報告